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                                                                   EXHIBIT 4.2
                             FIRST AMENDMENT TO

                 STERICYCLE, INC. DIRECTORS STOCK OPTION PLAN


   The Board of Directors of Stericycle, Inc. (the "Company") adopted the Stericycle, Inc. Directors Stock Option Plan (the "Plan") on June 11, 1996. The Plan was approved and adopted by the Company's stockholders as of July 31, 1996.

   Pursuant to the authority of the Board of Directors under Section 8.2 of the Plan, Section 6.4 of the Plan is amended to read as follows, effective retroactive to August 28, 1996:

      6.4 TRANSFERABILITY. An Option may be transferred by the Outside Director to whom it was granted subject to the following conditions and limitations:

          (a) The Option may be transferred only to one or more of the following persons or entities ("Permissible Transferees"):

              (1) a member of the Outside Director's immediate family (consisting of his or her spouse, children and grandchildren);

              (2) a trust for the primary benefit of the Outside Director or any one or more members of his or her immediate family;

              (3) a corporation, partnership or other entity which, together with its affiliates, owns at the time of transfer at least 2.0% of the issued and outstanding shares of Common Stock and with which the Outside Director has a contractual obligation to pay over or assign his or her "outside" remuneration directly or indirectly received by reason of his or her employment by or affiliation with such corporation, partnership or other entity.

          (b) A Permissible Transferee to whom an Option is transferred shall be subject to all of the terms and conditions of the Plan and of the Option Agreement evidencing the Option (as "Option Agreement" is defined in Section 6.5). The Permissible Transferee may not transfer, assign or pledge the Option, however, except, solely if the Permissible Transferee is a natural person, by will or applicable intestacy laws. Section 6.3, dealing with the early expiration of Options, shall continue in effect in respect of the Permissible Transferee as if the Outside Director who transferred the Option had not done so, i.e., references in Section 6.3 to the "holder of an Option" or "holder" shall be construed as referring to the Outside Director who transferred the Option and not to the Permissible Transferee. The Company shall not be under any duty to notify the Permissible Transferee that the

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       Outside Director who transferred the Option has ceased to serve as an
       Outside Director.

          (c) No transfer of an Option by an Outside Director to a Permissible Transferee shall relieve the Outside Director of his or her withholding obligations under Section 7.3.

Except for transfers to Permissible Transferees, an Outside Director may not transfer, assign or pledge an Option (whether by operation of law or otherwise) except as provided by will or applicable intestacy laws; and no Option shall be subject to execution, attachment or similar process. An Option may be exercised only by the Outside Director to whom it was granted (or by the Permissible Transferee to whom the Outside Director transferred the Option), except in the case of the death of the Outside Director (or the death of the Permissible Transferee), when it may be exercised by the person or persons to whom it passes by will or applicable intestacy laws.

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